FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT MARCH 31, 2007 & 2008

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2007 & 2008

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2007 & 2008

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO MARCH 31, 2007 & 2008

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 DATA PER SHARE - CONSOLIDATED INFORMATION

FI-02 RATIOS - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2007 & 2008

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	170,487,014	100	296,827,970	100

s02	CURRENT ASSETS	32,825,949	19	75,439,657	25
s03	CASH AND SHORT-TERM INVESTMENTS	7,141,451	4	9,139,815	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,031,509	10	17,497,563	6
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,281,181	3	3,621,300	1
s06	INVENTORIES	1,697,281	1	1,585,678	1
s07	OTHER CURRENT ASSETS	2,674,527	2	43,595,301	15
s08	LONG - TERM	1,120,315	1	957,977	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	897,787	1	860,460	0
s11	OTHER INVESTMENTS	222,528	0	97,517	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	117,500,038	69	122,555,276	41
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	390,696,977	229	383,390,417	129
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	273,881,967	161	261,716,316	88
s17	CONSTRUCTIONS IN PROGRESS	685,028	0	881,175	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,832,765	2	1,828,640	1
s19	OTHER ASSETS	16,207,947	10	96,046,420	32

s20	TOTAL LIABILITIES	133,954,855	100	174,474,064	100

s21	CURRENT LIABILITIES	32,348,290	24	55,302,012	32
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	1,391,534	1	1,948,831	1
s24	STOCK MARKET LOANS	10,696,200	8	4,366,025	3
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	2,225,485	2	2,293,696	1
s26	OTHER CURRENT LIABILITIES	18,035,071	13	46,693,460	27
s27	LONG - TERM LIABILITIES	80,167,021	60	87,649,063	50
s28	BANK LOANS	46,248,671	35	50,574,397	29
s29	STOCK MARKET LOANS	33,918,350	25	37,074,666	21
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	21,439,544	16	31,522,989	18

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	36,532,159	100	122,353,906	100

s34	MINORITY INTEREST	42,597	0	2,765,977	2
s35	MAJORITY INTEREST	36,489,562	100	119,587,929	98
s36	CONTRIBUTED CAPITAL	9,321,899	26	48,617,510	40
s79	CAPITAL STOCK (NOMINAL)	9,321,899	26	27,698,857	23
s39	PREMIUM ON SALES OF SHARES	0	0	20,918,653	17
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	27,167,663	74	70,970,419	58
s42	RETAINED EARNINGS AND CAPITAL RESERVE	26,984,298	74	135,708,237	111
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	183,365	1	(64,737,818)	(53)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	7,141,451	100	9,139,815	100
s46	CASH	1,272,024	18	1,271,827	14
s47	SHORT-TERM INVESTMENTS	5,869,427	82	7,867,988	86

s07	OTHER CURRENT ASSETS	2,674,527	100	43,595,301	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0.000	0
s82	DISCONTINUED OPERATIONS	0	0	37,956,249.000	87
s83	OTHER	2,674,527	100	5,639,052	13

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,832,765	100	1,828,640	100
s48	AMORTIZED OR REDEEMED EXPENSES	2,393,595	84	1,380,484	75
s49	GOODWILL	439,170	16	448,156	25
s51	OTHERS	0	0	0	0

s19	OTHER ASSETS	16,207,947	100	96,046,420	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	14,503,878	89	18,787,780	20
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	74,987,255	78
s87	OTHER	1,704,069	11	2,271,385	2

s21	CURRENT LIABILITIES	32,348,290	100	55,302,012	100
s52	FOREIGN CURRENCY LIABILITIES	12,087,734	37	1,948,822	4
s53	MEXICAN PESOS LIABILITIES	20,260,556	63	53,353,190	96

s26	OTHER CURRENT LIABITIES	18,035,071	100	46,693,460	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,366,214	8	1,233,617	3
s89	INTEREST LIABILITIES	910,664	5	1,161,214	2
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	27,901,395	60
s58	OTHER CURRENT LIABILITIES	15,758,193	87	16,397,234	35

s27	LONG-TERM LIABILITIES	80,167,021	100	87,649,063	100
s59	FOREIGN CURRENCY LIABILITIES	60,036,673	75	78,917,016	90
s60	MEXICAN PESOS LIABILITIES	20,130,348	25	8,732,047	10

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	21,439,544	100	31,522,989	100
s66	DEFERRED TAXES	21,297,351	99	16,521,986	52
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	142,193	1	238,390	1
s92	DISCONTINUED OPERATIONS	0	0	14,762,613	47
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,321,899	100	27,698,857	100
s37	CAPITAL STOCK (NOMINAL)	82,511	1	248,373	1
s38	RESTATEMENT OF CAPITAL STOCK	9,239,388	99	27,450,484	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	26,984,298	100	135,708,237	100
s93	LEGAL RESERVE	1,880,513	7	16,148,070	12
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	19,529,542	72	110,337,541	81
s45	NET INCOME FOR THE YEAR	5,574,243	21	9,222,626	7

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	183,365	100	(64,737,818)	100
s70	ACCUMULATED MONETARY RESULT	-	0	(15,162,169)	23
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	-	0	(71,409,174)	110
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	42,721	23	21,056,432	(33)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	140,644	77	(220,856)	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	-	0	997,949	(2)
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	477,659	20,137,645
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	108	123
s75	EMPLOYEES (*)	10,062	10,974
s76	WORKERS (*)	45,516	46,591
s77	OUTSTANDING SHARES (*)	19,110,620,170	19,869,853,070
s78	REPURCHASE OF OWN SHARER(*)	249,777,300	333,265,100
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2007 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	31,122,030	100	32,943,383	100
r02	COST OF SALES AND SERVICES	15,761,023	51	16,481,710	50
r03	GROSS INCOME	15,361,007	49	16,461,673	50
r04	OPERATING EXPENSES	4,731,333	15	4,619,920	14
r05	OPERATING INCOME	10,629,674	34	11,841,753	36
r08	OTHER EXPENSES AND INCOMES (NET)	(400,932)	(1)	(607,034)	(2)
r06	COMPREHENSIVE FINANCING COST	(2,565,946)	(8)	(1,015,074)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	10,761	0	9,107	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	7,673,557	25	10,228,752	31
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,100,389	7	2,627,837	8
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	5,573,168	18	7,600,915	23
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	1,709,202	5
r18	NET INCOME	5,573,168	18	9,310,117	28
r19	NET INCOME OF MINORITY INTEREST	(1,075)	0	87,491	0
r20	NET INCOME OF MAYORITY INTEREST	5,574,243	18	9,222,626	28

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	31,122,030	100	32,943,383	100
r21	DOMESTIC	30,306,393	97	31,933,585	97
r22	FOREIGN	815,637	3	1,009,798	3
r23	TRANSLATION INTO DOLLARS (***)	76,255	0	94,407	0

r08	OTHER EXPENSES AND INCOMES (NET)	(400,932)	100	(607,034)	100
r49	OTHER EXPENSES AND INCOMES (NET)	65,787	(16)	257,336	(42)
r34	EMPLOYEE PROFIT SHARING	699,064	(174)	864,370	(142)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(232,345)	58	0	0

r06	COMPREHENSIVE FINANCING COST	(2,565,946)	100	(1,015,074)	100
r24	INTEREST EXPENSE	2,185,261	(85)	1,557,968	(153)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	133,527	(5)	232,571	(23)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(514,212)	20	(406,388)	40
r28	RESULT FROM MONETARY POSITION	0	0	716,711	(71)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,100,389	100	2,627,837	100
r32	INCOME TAX	2,738,386	130	2,912,970	111
r33	DEFERRED INCOME TAX	(637,997)	(30)	(285,133)	(11)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	31,122,030	32,943,383
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	128,946,318	130,259,893
r39	OPERATING INCOME (**)	42,672,194	46,540,013
r40	NET INCOME OF MAJORITY INTEREST (**)	31,836,564	31,452,650
r41	NET INCOME (**)	32,318,446	32,046,796
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	4,289,954	4,326,042

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2007 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	31,122,030	100	32,943,383	100
rt02	COST OF SALES AND SERVICES	15,761,023	51	16,481,710	50
rt03	GROSS INCOME	15,361,007	49	16,461,673	50
rt04	OPERATING EXPENSES	4,731,333	15	4,619,920	14
rt05	OPERATING INCOME	10,629,674	34	11,841,753	36
rt08	OTHER EXPENSES AND INCOMES (NET)	(400,932)	(1)	(607,034)	(2)
rt06	COMPREHENSIVE FINANCING COST	(2,565,946)	(8)	(1,015,074)	(3)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	10,761	0	9,107	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	7,673,557	25	10,228,752	31
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,100,389	7	2,627,837	8
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	5,573,168	18	7,600,915	23
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	1,709,202	5
rt18	NET INCOME	5,573,168	18	9,310,117	28
rt19	NET INCOME OF MINORITY INTEREST	(1,075)	(0)	87,491	0
rt20	NET INCOME OF MAYORITY INTEREST	5,574,243	18	9,222,626	28

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	31,122,030	100	32,943,383	100
rt21	DOMESTIC	30,306,393	97	31,933,585	97
rt22	FOREIGN	815,637	3	1,009,798	3
rt23	TRANSLATION INTO DOLLARS (***)	76,255	0	94,407	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(400,932)	100	(607,034)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	65,787	(16)	257,336	(42)
rt34	EMPLOYEE PROFIT SHARING	699,064	(174)	864,370	(142)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(232,345)	58	0	0

rt06	COMPREHENSIVE FINANCING COST	(2,565,946)	100	(1,015,074)	100
rt24	INTEREST EXPENSE	2,185,261	(85)	1,557,968	(153)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	133,527	(5)	232,571	(23)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(514,212)	20	(406,388)	40
rt28	RESULT FROM MONETARY POSITION	0	0	716,711	(71)

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,100,389	100	2,627,837	100
rt32	INCOME TAX	2,738,386	130	2,912,970	111
rt33	DEFERRED INCOME TAX	(637,997)	(30)	(285,133)	(11)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,289,954	4,326,042

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO MARCH 31, 2007 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	9,310,117
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	3,734,250
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	13,044,367
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	(2,830,648)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	10,213,719
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	3,546,870
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(7,777,442)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	(4,230,572)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	(7,609,084)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	(1,625,937)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	10,765,752
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	9,139,815

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	3,734,250
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	4,570,809
c41	+(-) OTHER ITEMS	0	(836,559)

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	(2,830,648)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	87,948
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	(270,381)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	(559,556)
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	(2,088,659)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	3,546,870
c23	+ BANK FNANCING	0	4,949,815
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	335,743
c27	(-) BANK FINANCING AMORTIZATION	0	(1,738,688)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(7,777,442)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	(311,749)
c31	(-) DIVIDENDS PAID	0	(2,098,962)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	(5,366,731)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	(7,609,084)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	(64,740)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	(1,547,810)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	(5,996,534)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

FI-01

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.67		$1.58
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.67		$1.58
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.09
d08	CARRYING VALUE PER SHARE	$1.91		$6.02
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.11		$0.11
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	10.51	times	3.15	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	12.02	times	12.00	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

FI-02

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME TO OPERATING REVENUES	17.91%		28.26%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	87.25%		26.30%
p03	NET INCOME TO TOTAL ASSETS ( **)	18.96%		10.81%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	5.93%		7.08%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		7.70%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.76	times	0.44	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.10	times	1.06	times
p08	INVENTORIES ROTATION (**)	39.25	times	40.72	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	43.00	days	42.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.85%		7.21%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	78.57%		58.74%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.67	times	1.42	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	53.84%		46.43%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	68.23%		71.52%
p15	OPERATING INCOME TO INTEREST PAID	4.86	times	7.60	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.96	times	0.75	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.01	times	1.37	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.96	times	1.34	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.25	times	0.43	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	22.08%		16.61%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
p21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	0.00%		39.60%
p22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	0.00%		-8.59%
p23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST PAID	0.00	times	6.56	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00%		-83.84%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00%		183.84%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0.00%		20.34%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

1st Quarter 2008

In Mexico, telecommunications prices will continue to decrease substantially as a result of technological advances, competition and the convergence of networks. The country should strive to make telecommunications products a universal service and encourage the evolution from partial voice and video solutions to integrated convergent services. This process supports the development of communities and generates a multiplying effect in the country's economy that benefits consumers and society.

Given the declarations and often confusing information disseminated by competitors, it is important to clarify that for the past 18 years, TELMEX has participated in a sector that has been open to competition in every market where the company operates, except in the case of long distance services where competition began more than 11 years ago.

It is important to note that all cable TV operators currently are able to offer voice and data services to their video customers. In order for complete convergence to exist in the country, it is important that all foreign and domestic telecommunications operators be allowed to participate in this market to benefit consumers in every market segment.

TELMEX's fixed line market share is 80.9% with a total of 17.8 million lines, of which approximately 10.5 million lines are in areas that appeal to competitors and where they have presence. The remaining 7.3 million lines are in areas that hold no interest for competitors. In the first quarter, the lines without competition generated revenues of 5.072 billion pesos and an operating loss of 534 million pesos.

Growth of broadband Infinitum services has been supported by computer sales, which has increased revenues of Tiendas TELMEX (TELMEX stores). The lack of computers significantly limits growth of broadband services in Mexico since 4 out of 5 homes do not have a computer. In homes with computers, approximately 80% have Internet access. TELMEX will continue to sell computers in installments with preferred terms in order to drive the digital culture in the country.

In the first quarter, total revenues were 31.1 billion pesos, 5.5% lower than the same period of the previous year. These results reflected decreases of 9.4% and 8.6% in local and long distance revenues, respectively, and increases of 10.1% in corporate networks revenues and 8.4% in Internet access revenues.

EBITDA (1) totaled 15.2 billion pesos, 7.7% lower than the first quarter of the previous year. Operating income totaled 10.6 billion pesos, 10.2% lower than last year's first quarter.

Majority net income from continuing operations in the quarter totaled 5.6 billion pesos, 26.7% lower than the same period of last year. In the first quarter, earnings per share were 29 Mexican cents, a decrease of 23.7%, and earnings per ADR (2) were 55 US cents, a decrease of 17.9%, compared with the first quarter of 2007.

At March 31, net debt (3) increased the equivalent of 752 million dollars to a total of 7.957 billion dollars compared with March 31, 2007.

Capital expenditures (Capex) were equivalent to 108 million dollars for the quarter. Share repurchases totaled 4.693 billion pesos during the first quarter.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Recent Events

TELMEX Calls for Shareholders' Meetings

On March 12, 2008, the Board of Directors passed resolutions calling for series "L" Special and Annual Shareholders' Meetings to be held on April 25, 2008, in order to discuss, among other matters, the following proposals: to appoint the members of the Board of Directors pertaining to Series "L" shares and to declare a cash dividend of $0.40 Mexican pesos per outstanding share (excluding the cash dividend which Telmex Internacional, S.A.B. de C.V. may approve) in four equal payments of $0.10 Mexican pesos per outstanding share, resulting from the net tax profit account. Dividend payments are proposed to be made in México on June 19, 2008, September 18, 2008, December 18, 2008, and March 26, 2009.

Additionally, the Board of Directors of Telmex Internacional, S.A.B. de C.V. will propose to the Shareholders' Meeting a cash dividend of $0.15 Mexican pesos per outstanding share, resulting from the net tax profit account. The proposed dividend payment will be effective when Telmex Internacional, S.A.B. de C.V. shares have been distributed to shareholders as a result of the escisión, approved by Telmex's Extraordinary Shareholders' Meeting held on December 21, 2007, and such shares begin to trade on the several stock markets.

For information purposes, and notwithstanding that the escisión of Telmex Internacional S.A.B. de C.V. has been fully effective, it is noted that the sum of both proposed cash dividend payments would be equal to $0.55 Mexican pesos per TELMEX outstanding share, before the distribution of shares issued by Telmex Internacional S.A.B. de C.V. takes place.

Operating Results

Lines in service and local traffic

At the end of the first quarter, there were 17.8 million lines in service, a level similar to that of December 2007. The activation of lines driven by new service packages offset the increase in the competition's activity in the most attractive segments of the market. The flat number of lines also reflected growth in broadband services that in some cases represent substitutions for conventional lines.

During the first quarter, local traffic decreased 7.3% compared with the same period in 2007, with a total of 5.820 billion local calls. Local traffic volume continues to be affected by competition from local and mobile telephony. Also affecting local traffic results is the migration of dial-up Internet services to Infinitum broadband services (ADSL).

Long distance

Domestic long distance (DLD) traffic increased 5.2% compared with last year's first quarter, totaling 4.702 billion minutes, due to the increase of packages that include DLD minutes and to the increase in traffic from mobile operators, offset by the decrease in termination traffic with other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic increased 11.2% compared with last year's first quarter, totaling 531 million minutes due to more traffic from mobile operators. Incoming international long distance traffic decreased 21.4% compared with the same period of the previous year, totaling 1.563 billion minutes. The incoming-outgoing ratio was 2.9x.

Interconnection

In the first quarter, interconnection traffic increased 4.9% compared with the first quarter of the previous year, totaling 11.364 billion minutes. Calling party pays traffic decreased 4.5% as a result of the decrease in international calling party pays traffic due to bypass from other operators. Interconnection traffic with local, long distance and mobile telephony operators increased 8.2%.

Internet access and corporate networks

At March 31, 2008 TELMEX had 3.6 million Internet access services, of which 3.3 million are broadband Infinitum. In the quarter, there was a gain of 391 thousand Infinitum accounts, 28.6% higher than the gain in last year's first quarter. TELMEX's initiatives to grow Infinitum contribute to increased Internet access in Mexico, where 13% of homes now have access to broadband.

Growth of broadband Infinitum services has been supported by computer sales, which has increased revenues of Tiendas TELMEX (TELMEX stores). The lack of computers significantly limits growth of broadband services in Mexico since 4 out of 5 homes do not have a computer. In homes with computers, approximately 80% have Internet access. TELMEX will continue to sell computers in installments with preferred terms in order to drive the digital culture in the country.

Subscriptions to multiservice packages that offer broadband access service along with different voice services at competitive prices increased 18.9% compared with last year's first quarter. As part of this strategy, in February 2008 we launched the "Paquete Acerques," a package that costs 599 pesos per month, VAT included, for monthly rent, broadband Infinitum service, unlimited DLD calls, 200 local calls and digital services.

In the corporate market, billed line equivalents for data transmission increased 31.8% compared with the first quarter of 2007, bringing the total to 3.1 million line equivalents of 64 Kbps.

Financial Results

The following financial information of 2008 is presented in nominal pesos and the financial information for 2007 is expressed in constant pesos of December 2007, according to Mexican Financial Reporting Standards.

Revenues: In the first quarter, revenues from the operations in Mexico totaled 31.122 billion pesos, a decrease of 5.5% compared with the same period of the previous year. This result was due to decreases of 9.4% and 8.6% in local and long distance services, respectively, as well as the decrease of 13.8% in interconnection revenues resulting from lower traffic volume and the decline of 9.5% in the calling party pays rate. On the other hand, corporate networks revenues increased 10.1%, Internet access service revenues 8.4% and other revenues 30.2%, which includes revenues from Tiendas TELMEX (TELMEX stores).

Local: Local revenues totaled 12.693 billion pesos in the first quarter, a decrease of 9.4% compared with the first quarter of 2007 due to the 9.8% reduction in real terms of revenue per local billed call, to the decrease of traffic due to competition from both mobile telephony and other fixed telephony operators, and to the migration of dial-up Internet access to broadband services.

DLD: DLD revenues totaled 4.144 billion pesos in the first quarter, 5% lower than the first quarter of 2007. The 5.2% increase in traffic was not enough to offset the 9.2% decrease in average revenue per minute.

ILD: In the first quarter, ILD revenues totaled 2.095 billion pesos, a decrease of 14.9% compared with the first quarter of the previous year. Revenues from outgoing traffic declined 8.5% to 1.412 billion pesos compared with the first quarter of 2007 due to the 15.5% decrease in the average revenue per minute, partially offset by the 11.2% increase in outgoing ILD traffic. Incoming international long distance revenues totaled 683 million pesos, a decrease of 25.6% compared with the first quarter of 2007, reflecting the decrease of 21.4% in incoming traffic.

Interconnection: In the first quarter, interconnection revenues decreased 13.8% to 4.791 billion pesos compared with the same period of 2007, mainly due to the decrease of 9.5% in the calling party pays rate and the 4.5% decline in calling party pays traffic.

Corporate networks: In the first quarter, revenues from services related to data transmission through private and managed networks totaled 2.987 billion pesos, 10.1% higher than the same period of the previous year. The increase was due to the higher number of services and the sale of value-added services, which offset the reduction in unit prices of these services.

Internet: Revenues from Internet access in the first quarter totaled 2.920 billion pesos, 8.4% higher than last year's first quarter due to the increase of 55.9% in broadband services but also reflecting the price reduction in broadband Infinitum services (ADSL) that took effect in April 2007.

Costs and expenses: In the first quarter, total costs and expenses were 20.492 billion pesos, a decrease of 2.9% compared with the first quarter of 2007. This decrease was mainly due to higher costs of telephone handsets and equipment for customers, offset by the 12.3% decrease in the amount paid to mobile operators for calling party pays services and for initiatives carried out to optimize resource use.

Cost of sales and services: In the first quarter, cost of sales and services increased 2.3% compared with the same period of 2007, totaling 7.839 billion pesos, due to higher computer and telecommunications equipment costs related to higher sales.

Commercial, administrative and general: In the quarter, commercial, administrative and general expenses totaled 4.731 billion pesos, 2.4% higher than last year's first quarter mainly due to commissions related to higher sales, partially offset by initiatives to optimize resource use.

Transport and interconnection: In the first quarter, transport and interconnection costs totaled 3.401 billion pesos, a decrease of 20% compared with the same period of 2007 as a result of the 12.3% decrease in the amount paid to mobile telephony operators for local calling party pays service and the decrease of 32.4% in international calling party pays traffic.

Depreciation and amortization: In the quarter, depreciation and amortization decreased 1.1% to 4.521 billion pesos due to a lower impact from the update of the value of fixed assets. .

EBITDA (1) and operating income: EBITDA (1) totaled 15.151 billion pesos in the first quarter, a decrease 7.7% compared with the same period of last year. The EBITDA margin was 48.7%. Operating income totaled 10.630 billion pesos in the first quarter and the operating margin was 34.2%.

Comprehensive financing result: Comprehensive financing cost produced a charge of 2.567 billion pesos in the quarter. This resulted from: i) a net interest charge of 2.053 billion pesos, 54.8% higher than the same period of 2007, due to recognition of the market value of interest rate swaps and the increase in the level of indebtedness, ii) a net exchange loss of 514 million pesos from the first-quarter exchange rate appreciation of 0.1700 pesos per dollar, offset by the 6.675 billion dollars in dollar-peso hedges (weighted average exchange rate: 10.93 pesos per dollar) and iii) recognition of a gain in the monetary position of 717 million pesos in 2007, effect that is not presented in 2008.

Majority net income: Majority net income in the first quarter totaled 5.574 billion pesos, 39.6% lower than the same period of the previous year. Earnings per share were 29 Mexican cents, a year-over-year decrease of 23.7%, and earnings per ADR were 55 US cents, a decrease of 17.9% compared with the same period of 2007.

Investments: In the quarter, capital expenditures (capex) were the equivalent of 108 million dollars, of which 72.5% was used for growth projects in the voice, data and transport infrastructure and 27.5% for operational support projects and operating needs.

Debt: Gross total debt at March 31 was the equivalent of 8.625 billion dollars, of which 13.1% is short-term and 86.9% is long-term. Of the total debt, 78.2% is in foreign currency and 45.1% has fixed rates. The foreign currency proportion converts to 72.0% if 23.752 billion pesos and 100 million dollars of interest rate swaps at average interest rate of 8.145% and 4.47%, respectively, are included. Total net debt (3) increased during the last twelve months the equivalent of 752 million dollars, totaling 7.957 billion dollars.

Repurchase of shares: During the first quarter, the company used 4.693 billion pesos to repurchase 249 million 777 thousand of its own shares.

Prior to the incorporation of TELMEX Internacional, its operations were conducted through subsidiaries of TELMEX. The financial statements for the period ended March 31, 2007, are presented on a combined basis prepared from TELMEX's historical accounting records, and include the historical operations of the entities transferred to TELMEX Internacional by TELMEX in the "escisión" (split-up).

TELMEX Internacional Results

The following financial information of 2008 is presented in nominal pesos and the financial information for 2007 is expressed in constant pesos of December 2007, based on an independent operation, according to Mexican Financial Reporting Standards.

Revenues: In the quarter TELMEX Internacional revenues totaled 18.415 billion pesos, an increase of 11.5% compared with the same period of the previous year. This result was due to increases of 32.5% in local service revenues, 32.1% in revenues from the Internet access business, 1.7% in domestic long distance revenues, for the increase in cable TV revenues of 759.7% and 9.9% in other revenues, mainly comprised of Yellow Pages. On the other hand, international long distance revenues decreased 9%. It is important to mention that revenues and costs for Sección Amarilla, or Yellow Pages, are recognized in a deferred manner throughout the year.

Costs and expenses: In the first quarter, costs and expenses totaled 15.957 billion pesos, an increase of 14.4% due to the integration of the cable TV companies in Colombia, higher interconnection costs, mainly in Brazil, and higher operating costs related to the increase in the number of customers, mainly in Brazil, Colombia and Argentina.

EBITDA (1) and operating income: In the first quarter EBITDA (1) totaled 4.689 billion pesos, an increase of 2.6% compared with the same period of 2007. The EBITDA margin was 25.5%. TELMEX Internacional's operating income totaled 2.458 billion pesos, a decrease of 4.5% compared with a year ago, producing a margin of 13.3%.

Majority net income: Majority net income in the quarter totaled 1.937 billion pesos, 3.7% higher than the previous year. Earnings per share in the quarter were 10 Mexican cents, an increase of 11.1% compared with the same period of 2007, and earnings per ADR were 19 US cents, an increase of 26.7% compared with the same period of the previous year.

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of TELMEX Internacional.

Brazil

The first-quarter results confirmed the progress made by our operations in Brazil in evolving toward an integrated telecommunications company. Local and data revenues represented 41% of total revenues due to commercial strategies that have allowed the business to increase line equivalents and local service access 30.8% and 38.1%, respectively, compared with last year's first quarter.

Aditionally, at March 31, 2008, Net Fone (triple play), offered though Net Serviços, served 718 thousand customers. This service is still an important growth opportunity, since Net's network currently passes approximately 9.1 million homes and more than 72.8% of its network is bi-directional and serves close to 2.6 million pay TV users and 1.6 million broadband Internet users.

Revenues: In the first quarter, revenues totaled 2.4 billion reais, 11.2% higher than the same quarter of the previous year. Higher revenues were mainly due to the 35.3% increase in local service revenues, 9.9% in corporate networks and Internet access and 6.3% in domestic long distance. International long distance services decreased 4.4%

Local: In the first quarter, local revenues reached 381 million reais, 35.3% higher than the same period of 2007 due to the 38.1% increase in local service customers.

Domestic long distance: Domestic long distance revenues totaled 1.107 billion reais, 6.3% higher than the first quarter of 2007 due to the 6.7% increase in traffic volume and the 0.4% decrease in average revenue per minute.

International long distance: In the quarter, international long distance revenues totaled 122 million reais, 4.4% lower than the same period of 2007, because traffic decreased 4.1%.

Corporate networks and Internet: In the first quarter, revenues from data and Internet access services totaled 582 million reais, 9.9% higher than the first quarter of 2007, due to the 31.8% increase in line equivalents for data transmission and the increase of 29.9% in Internet access services, which partially offset the reduction of unit prices of these services.

Costs and expenses: Costs and expenses were 2.033 billion reais in the quarter, an increase of 9.2% from the 2007 period, due to higher interconnection costs and higher costs of telephone handsets related to growth in local services, partially offset by the rationalization of resource use.

EBITDA (1) and operating income: EBITDA (1) totaled 628.6 million reais in the first quarter, an increase of 17.5% compared with last year's first quarter, producing a margin of 26.7%. Operating income totaled 303.5 million reais in the quarter, producing a margin of 12.9%.

Colombia

At March 31, the cable TV companies' combined network passed through more than 4.1 million households and was 30.4% bi-directional. These capabilities that represent an important opportunity to drive penetration of triple play services, which ended the quarter with 124 thousand customers.

In 2008, strategies for the voice and data businesses will continue to be focused on growing the data business in the corporate and small and medium-sized segments. These strategies were reflected in the first quarter's 68.4% increase in line equivalents compared with a year ago.

In the first quarter, revenues totaled 201.913 billion Colombian pesos, 237.5% higher than the same period of 2007. Higher revenues were mainly due to expanded relationships with several corporate customers and the integration of the cable TV companies, which contributed 148.008 billion Colombian pesos to first-quarter results.

Total costs and expenses increased 311% compared with last year's first quarter, totaling 194.304 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 142.066 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized market. In the quarter operating income totaled 7.609 billion Colombian pesos compared with operating income of 12.563 billion Colombian pesos in the year-ago first quarter, mainly due to higher depreciation charges related to the update of the cable TV companies network. In the first quarter, EBITDA (1) increased 53.8% to 35.444 billion Colombian pesos with a margin of 17.6%.

Argentina

In the quarter, revenues from the operations in Argentina totaled 121.8 million Argentinean pesos, an increase of 39.5% compared with the same period of the previous year, due to increases in revenues local services, interconnection and the corporate and Internet businesses of 31.3%, 29.9%, and 55.6%, respectively.

Operating costs and expenses totaled 126.2 million Argentinean pesos in the quarter, an increase of 46.6% due to higher personnel expenses for the integration of Ertach, acquired in 2007; to the increase in advertising expenses to drive new products, and to higher costs related to network maintenance due to growth in local services.

In the quarter, EBITDA (1) totaled 20.5 million Argentinean pesos, an increase of 20.6% compared with the same period of 2007, producing a margin of 16.8%. The operating loss was 4.4 million Argentinean pesos in the quarter compared with operating income of 1.2 million Argentinean pesos in the same period of the previous year.

Chile

Revenues from the operations in Chile reached 23.681 billion Chilean pesos, 28.5% more than the first quarter of 2007 due to the incorporation of revenues from satellite TV services, which totaled 4.381 billion Chilean pesos. Revenues from the corporate networks and Internet access businesses rose 9.3%, while local services revenues increased 34.8%. Long distance revenues decreased 19%, reflecting a declining market due to migration to mobile services and private networks.

In the first quarter, total costs and expenses were 26.894 billion Chilean pesos, an increase of 37.3% compared with the same period of the previous year. Costs of sales and services increased 37.4% mainly due to higher network maintenance costs related to growth in local services and to integration of the satellite TV company. Commercial, administrative and general expenses increased 44.6% due to higher advertising expenses and commissions to drive the sale of multi-service packages over the WiMax platform. In the quarter, there was an operating loss of 3.214 billion Chilean pesos compared with an operating loss of 1.155 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 1.947 billion Chilean pesos, producing a margin 8.2%.

Peru

In the first quarter, revenues totaled 69.3 million New Soles, 23.1% higher than the same period of the previous year, due to the incorporation of Cable TV revenues. The data business, which represents 39.4% of total revenues, increased 36.5%. In the quarter, voice business revenues increased 1.5% compared with the same period of 2007. An 8.4% increase in local revenues helped offset the decrease in interconnection revenues with other operators.

In the first quarter, costs and expenses increased 35.2%, reflecting increases of 57.8% in costs of sales and services and 15.2% in transport and interconnection costs due to the integration of the cable TV business. EBITDA (1) totaled 10.7 million New Soles, producing a margin of 15.4%.

Mexico Local Service Business
Income Statements
[ 2008 million of nominal pesos, 2007 millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%
		1Q2008		1Q2007	Inc.
Revenues
Access, rent and measured service	Ps.	12,485	Ps.	13,702	(8.9)
LADA interconnection		943		1,005	(6.2)
Interconnection with operators		378		387	(2.3)
Interconnection with cellular		3,127		3,575	(12.5)
Other		3,468		2,960	17.2
Total		20,401		21,629	(5.7)

Costs and expenses
Cost of sales and services		5,504		5,150	6.9
Commercial, administrative and general		4,265		4,089	4.3
Interconnection		2,108		2,634	(20.0)
Depreciation and amortization		2,881		3,026	(4.8)
Total		14,758		14,899	(0.9)

Operating income	Ps.	5,643	Ps.	6,730	(16.2)

EBITDA (1)	Ps.	8,524	Ps.	9,756	(12.6)

EBITDA margin (%)		41.8		45.1	(3.3)
Operating margin (%)		27.7		31.1	(3.4)

Mexico Long Distance Service Business
Income Statements
[ 2008 million of nominal pesos, 2007 millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%
		1Q2008		1Q2007	Inc.
Revenues
Domestic long distance	Ps.	4,818	Ps.	5,072	(5.0)
International long distance		2,148	Ps.	2,785	(22.9)
Total		6,966	Ps.	7,857	(11.3)

Costs and expenses
Cost of sales and services		1,445		1,468	(1.6)
Commercial, administrative and general		1,279		1,258	1.7
Interconnection to the local network		1,876		2,248	(16.5)
Depreciation and amortization		541		557	(2.9)
Total		5,141		5,531	(7.1)

Operating income	Ps.	1,825	Ps.	2,326	(21.5)

EBITDA (1)	Ps.	2,366	Ps.	2,883	(17.9)

EBITDA margin (%)		34.0		36.7	(2.7)
Operating margin (%)		26.2		29.6	(3.4)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2008 figures in thousands of historic Mexican pesos and 2007 figures in thousands of constant Mexican pesos as of December 2007).

Spin-Off ("Escisión")

DISCONTINUED OPERATION

On December 21, 2007, the stockholders of TELMEX approved the split-up of the Company's Latin American subsidiaries, as well as of its yellow pages business. As a result of the split-up, Telmex Internacional, S.A.B. de C.V. was incorporated on December 26, 2007 and was transferred the assets, liabilities and stockholders' equity of the majority of the foreign subsidiaries and of the yellow pages business. The split-up date for legal, book and tax purposes is December 26, 2007, on which date Telmex Internacional was legally incorporated as a separate Mexican company and from which time, the Company ceased to have control over the subsidiaries mentioned above.

The terms of the split-up establish that neither TELMEX nor Telmex Internacional are to hold shares of the other. At the time of the split-up, all TELMEX stockholders became Telmex Internacional stockholders and consequently, both companies are currently controlled by the same group of stockholders. The relationship between TELMEX and Telmex Internacional will be limited to: i) ordinary commercial relationships, such as those related to international traffic termination services and the preparation and distribution of telephone directories; ii) agreements relating to the implementation of the split-up; and iii) certain temporary agreements that will remain in force until Telmex Internacional has its own administrative capabilities.

In the 2007 financial statements, all assets and liabilities of the split-up entity have been included in the current and non-current long-term assets and liabilities of discontinued operations captions. All income and expenses of the new entity are presented in the statements of income under the caption "Income from discontinued operations, net of income tax". The figures of the 2007 financial statements corresponding to periods prior to the split-up, and their corresponding notes were restructured to present only the assets and liabilities and revenues, costs and expenses of continued operations, without including discontinued operations.

All the assets and liabilities of the split-up operations were transferred to Telmex Internacional at book value. The amount of stockholders' equity transferred to Telmex Internacional in the split-up represents the difference between the assets and liabilities that were transferred. Such amount was recognized as a reduction to stockholders' equity at the time of the split-up.

RECOGNITION OF THE EFFECTS OF INFLATION

On January 2008, Mexican FRS B-10, Effects of Inflation, replaced Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information. Based on Mexican FRS B-10, the economic environment in Mexico in 2008 has been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 12%. Therefore, during 2008 the effects of inflation on financial information of this period were not recognized, keeping the effects of inflation recognized up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earrings.

The financial statements as of March 31, 2007, are presented in monetary units with purchasing power as of December 31, 2007.

BALANCE SHEET

S 87 OTHERS

In this item there are included the inventories for telephone plant operation that at March 31, 2008 and 2007 rose $1,704,069 and $2,271,385 respectively, which are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

S 84 INTANGIBLE ASSETS FOR LABOR OBLIGATIONS

This item includes the projected net asset pursuant to Mexican FRS D-3, "Employees Benefits" , effective on January 1, 2008, issued by the Mexican Council for Research and Development of Financial Reporting Standards (CINIF).

As of March 31, 2008, the market value of the established pensions and seniority premium fund was greater than the defined benefit obligation and unamortized items, therefore, pursuant to Mexican FRS D-3, the balance sheet presents a net projected asset.

At March 31, 2007, the market value of the established pensions and seniority premium fund was greater than the accumulated benefit obligation (ABO), and pursuant to Bulletin D-3 effective in 2007, it was not recognized neither any additional liability nor the related intangible asset and effect of labor obligation on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item, there are included the banks' credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term opening to suppliers does not exist in EMISNET.

TELMEX entered into a syndicated loan agreement in 2004, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount for 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.

S 24 AND S 29 STOCK MARKET LOANS

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due 2008, with an annual interest of 4.5%. Interests are payable semiannually.

On January 27, 2005, TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each. The first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On January 26, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4.5 billion (face value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

On April 23, 2007, Telmex placed domestic senior notes "Certificados Bursátiles" for Ps. 9.5 billion in two tranches, the first one for Ps. 5.0 billion with a term of 30 years at a fixed interest rate of 8.36% annual and the second one for Ps. 4.5 billion with a term of 5 years at a rate of "TIIE" Interbank rate less 10 basis points.

As of March 2008, the Company had cross currency swaps agreements, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2010 and 2015 for a total amount of 1.750 billion dollars and mainly with the bank syndicated loans with maturity in 2009, 2010, 2011 and 2012 for a total amount of 1.670 billion dollars (with interest rates of three-month Libor plus 20 basis points and three-month Libor plus 25 basis points, respectively). These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of 10.8633 Mexican pesos per US dollar, as well as to set a fixed rate of 7.52% and 8.57% for the bonds, respectively, and an average interest rate of 28-day "TIIE" Interbank rate less 6 basis points for the syndicated loans.

S 29 STOCK MARKET LOANS (LONG-TERM)

At March 31, 2008 and 2007, this item rose to $ 33,918,350 and $ 37,074,666, respectively, and is comprised as follows:
	2008	2007
Domestic Senior Notes	Ps 10,700,000	Ps. 1,232,760
Bonds	18,718,350	31,219,056
Global peso Senior Notes	Ps 4,500,000	4,622,850

S 32 OTHER LIABILITIES

At March 31, 2008 and 2007, this item rose to Ps 142,193 and Ps. 238,390, respectively, that corresponds to the actuarial obligations for labor termination in Mexico, based on the requirements of Bulletin D-3.

S 66 DEFERRED TAXES

From 2008, this item includes the liabilities for deferred employee profit sharing, based on Mexican FRS D-3, which establishes that employee profit sharing must be recognized based on the assets and liabilities method established by Mexican FRS D-4 "Taxes on Profits" effective as of January 1, 2008. The initial effect of the recognition of the deferred employee profit sharing, net from its deferred income tax, was recognized to retained earrings without affecting results in 2008.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

In April 27, 2007 the Annual Ordinary Shareholders Meeting approved to increase in Ps. 15 billion (face value), the amount authorized to repurchase its own shares, bringing the total maximum amount to be used for this purpose to Ps. $ 23,046,597 (face value).

From January through March 2008, the Company acquired 249.5 million L shares for Ps 4,687,898 and 0.3 million A shares for Ps. 5,149.

From January through March 2007, the Company acquired 332.4 million L shares for Ps 5,663,742 (historical cost of Ps. 5,503,271) and 0.9 million A shares for Ps. 14,738 (historical cost of Ps. 14,316).

The Company's repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

S 58 OTHER CURRENT LIABILITIES

At March 31, 2008 and 2007, this item rose to Ps. 15,758,193 and Ps. 16,397,234 respectively and is comprised as follows:
	2008	2007
Accounts payable	Ps. 9,819,169	Ps 10,780,525
Other accrued liabilities	4,434,405	4,179,808
Deferred credits	1,504,619	1,436,901

STATEMENT OF CHANGES IN FINANCIAL POSITIONThe statement of changes in financial position (B-12) as of March 31, 2008 is not presented, since based on Mexican FRS B-2 "Cash Flow Statement" issued by the CINIF and effective as of January 1, 2008, Bulletin B-12 was replaced by the cash flow statement, which will be reported once the format of such statement is available in EMISNET.

According to transition rules of Mexican FRS B-2, application of such rules is prospective, so that the financial statements prior to 2008 that are presented in a comparative basis must be the statement of changes in financial position prepared based on Bulletin B-12.

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, , deferred assets, as well as decreases on fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), This fact affects the actual inventory turnover rate.

RECLASIFICATIONS

Some of the figures of the 2007 financial statements have been reclassified to adjust the presentation used for the year 2008.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	112,534,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A. de C.V.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	5,296,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	518,235
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	100,851
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	93,766
TM and MS, LLC	Internet portal (Prodigy MSN)	1	50.00	29,621	114,426
Eidon Software, S.A. de C.V.	Software development	39,096,742	25.00	39,097	70,509
TOTAL INVESTMENT IN ASSOCIATES				1,307,276	897,787
OTHER PERMANENT INVESTMENTS					222,528
T O T A L				1,307,276	1,120,315

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	11/05/2001	22/04/2009	3.16	0	0	0	0	0	0	17,191	0	5,601	0	0	0
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/07/2011	2.91	0	0	0	0	0	0	16,579	16,579	33,158	33,157	16,579	0
JAPAN BANK INT. COOP. (1)	Y	27/03/2003	10/10/2009	3.49	0	0	0	0	0	0	916,835	0	916,835	0	0	0
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/2007	15/01/2016	2.96	0	0	0	0	0	0	178,273	178,274	356,547	356,547	356,547	1,426,124
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.00	0	0	0	0	0	0	15,777	9,241	25,018	25,018	25,018	155,727
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (3)	N/A	20/02/2007	22/02/2010	7.36	0	0	1,500,000	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	N/A	26/02/2007	26/02/2010	7.88	0	0	1,300,000	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2010	2.89	0	0	0	0	0	0	0	0	0	2,674,050	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2012	2.94	0	0	0	0	0	0	0	0	0	0	0	2,674,050
BBVA BANCOMER (4)	N/A	12/02/2008	18/02/2014	7.92	0	0	0	0	0	2,130,348	0	0	0	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2009	2.89	0	0	0	0	0	0	0	0	13,905,060	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2011	2.94	0	0	0	0	0	0	0	0	0	0	10,696,200	0
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	3.01	0	0	0	0	0	0	0	0	0	0	0	7,487,340
CISCO SYSTEMS (3)	Y	25/04/2007	22/04/2012	4.50	0	0	0	0	0	0	42,785	0	42,785	42,785	42,785	21,392
OTHER
TOTAL BANKS					0	0	2,800,000	0	0	2,130,348	1,187,440	204,094	15,285,004	3,131,557	11,137,129	11,764,633

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-3-4(3)	N/A	31/05/2002	31/05/2012	10.14	0	0	400,000	0	0	300,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	7.92	0	0	0	0	500,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.36	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	7.83	0	0	0	0	0	4,500,000	0	0	0	0	0	0
4 1/2 SENIOR NOTES (3)	Y	19/11/2003	19/11/2008	4.50	0	0	0	0	0	0	10,696,200	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	8,556,960
4 3/4 SENIOR NOTES (3)	Y	27/01/2005	27/01/2010	4.75	0	0	0	0	0	0	0	0	10,161,390	0	0	0
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	400,000	0	500,000	14,300,000	10,696,200	0	10,161,390	0	0	8,556,960

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A	0	0	0	18,035,071	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					18,035,071	0	0	0	0	0	0	0	0	0	0	0

TOTAL					18,035,071	0	3,200,000	0	500,000	16,430,348	11,883,640	204,094	25,446,394	3,131,557	11,137,129	20,321,593

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 2.6144 at March 31, 2008

- Libor at 3 months in US dollars is equivalent to 2.6881 at March 31, 2008

- TIIE at 28 days is equivalent to 7.9300 at March 31, 2008

- TIIE at 91 days is equivalent to 7.9425 at March 27, 2008

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at March 31, 2008 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	6,719,079	10.6962
EURO (EUR)	15,135	16.9000

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	202,257	2,163,380	0	0	2,163,380

LIABILITIES	6,857,722	73,351,571	23,913	255,783	73,607,354
SHORT-TERM LIABILITIES	1,266,400	13,545,668	2,338	25,007	13,570,675
LONG-TERM LIABILITIES	5,591,322	59,805,903	21,575	230,776	60,036,679

NET BALANCE	(6,655,465)	(71,188,191)	(23,913)	(255,783)	(71,443,974)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	10.6962
EURO	16.9000

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

NOTES:

Not applicable

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At March 31,2008, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	12,692,625	0.0
LONG DISTANCE SERVICE	0	5,427,554	0.0
INTERCONNECTION	0	4,790,970	0.0
CORPORATE NETWORKS	0	2,987,068	0.0
INTERNET	0	2,920,439	0.0
OTHERS	0	1,487,737	0.0
FOREIGN SALES
NET SETTLEMENT	0	682,694	0
LOCAL SERVICE	0	0	0
LONG DISTANCE SERVICE	0	128,988	0
INTERCONNECTION	0	0	0
CORPORATE NETWORKS	0	0	0
INTERNET	0	0	0
OTHERS	0	3,955	0
TOTAL		31,122,030

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	682,694
CORPORATE NETWORKS	0	0
FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	0
LOCAL SERVICE	0	0
LONG DISTANCE SERVICE	0	128,988
INTERCONNECTION	0	0
CORPORATE NETWORKS	0	0
INTERNET	0	0
OTHERS	0	3,955
TOTAL		815,637
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.0043	0	427,262,502	0	0	427,262,502	1,845	0
AA	0.0043	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.0043	0	10,568,761,586	0	0	10,568,761,586	45,631	0
TOTAL			19,110,620,170	0	8,114,596,082	10,996,024,088	82,511	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							19,110,620,170

NOTES:
The nominal value per share is $0.0043175625 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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ITEM	Thousand of Mexican Pesos
	1st. Quarter 08 Jan-Mar	% of Advance	Amount used 2008	Budget 2008	% of Advance

DATA	671,405	24.2	671,405	2,772,833	24.2
INTERNAL PLANT	3,522	1.2	3,522	282,139	1.2
NETWORKS	78,260	10.4	78,260	749,801	10.4
TRANSMISSION NETWORK	108,354	8.3	108,354	1,301,663	8.3
SYSTEMS	11,012	3.1	11,012	351,736	3.1
OTHERS	285,264	14.3	285,264	1,992,024	14.3
TELMEX USA	717	0.3	717	228,000	0.3

TOTAL INVESTMENT TELMEX MEXICO	1,158,534	15.1	1,158,534	7,678,196	15.1

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates were translated into Mexican pesos, as follows:

The financial statements as reported by the foreign subsidiaries are adjusted to conform to Mexican Financial Reporting Standards, in their local currency, and are subsequently restated to local currency with purchasing power as of the balance sheet date, based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders' equity, are translated into Mexican pesos at the prevailing exchange rate at the end of the fiscal year; stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The restated amounts of the income statement are translated into Mexican pesos at the prevailing exchange rate at the end of the fiscal year being reported.

Exchange rate changes and the monetary position effect derived from intercompany monetary items are included in the consolidated income statements.

The difference resulting from the translation process is called "Effect of translation of foreign entities" and is included in stockholders' equity as part of the caption "Other comprehensive income items".

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 51 52 55 45 55 50 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS SUPERVISOR

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER CO-CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

CO-CHAIRMAN	LIC.	CARLOS	SLIM	DOMIT
VICE CHAIRMAN	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	LIC.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS
BOARD PROPIETORS (INDEPENDENT)	SR.	ERIC	BOYER

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	SRA.	ANGELES	ESPINOSA	YGLESIAS (deceased in Oct 2007)
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES (INDEPENDENT)	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES (INDEPENDENT)	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2008.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - First Quarter 2008.